Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE SECOND QUARTER 2015

Record subscriber growth at 34 thousand in the quarter

AZOUR, Israel – August 13, 2015 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the second quarter ended June 30, 2015.

Highlights of the Second Quarter
•	Record net subscribers adds in the quarter amounting to 34 thousand; total subscribers reached 879,000 as of June 30, 2015;
•	In local currencies, Ituran demonstrated year-over-year growth in revenue, operating profit and net profit;
•	Gross margins at 50.8% and operating margins at 22.9%;
•	EBITDA of $12.7 million or 29.0% of revenues;
•	Generated $10.7 million in operating cash flow; ended the quarter with $33.4 million in net cash (including marketable securities);
•	Dividend of $3.0 million declared for the quarter;

Second Quarter 2015 Results
Revenues for the second quarter of 2015 were $43.8 million, representing an 6% decrease from revenues of $46.6 million in the second quarter of 2014. The significant weakening of the Brazilian Real, Israeli Shekel and Argentinean Peso versus the US Dollar compared with the second quarter of 2014 reduced the revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 12% over the second quarter of last year. 73% of revenues were from location based service subscription fees and 27% from product revenues.

Revenues from subscription fees decreased 6% over the same period last year. In local currency terms, subscription fees increased 16%, primarily due to the growth in the subscriber base which expanded from 775,000 as of June 30, 2014, to 879,000 as of June 30, 2015.

Product revenues decreased by 7% compared with the same period last year. This was due to the significant weakening of the various currencies in which Ituran sells its products, mainly the Israeli shekel, versus the US Dollar. In local currency terms, product revenues grew by 4.5% compared with product revenues reported in the second quarter in 2014.

Gross profit for the second quarter of 2015 was $22.2 million (50.8% of revenues), a decrease of 10.5% compared with $24.8 million (53.3% of revenues) in the second quarter of 2014.

Operating profit for the second quarter of 2015 was $10.0 million (22.9% of revenues), a decrease of 17% compared with an operating profit of $12.1 million (25.9% of revenues) in the second quarter of 2014. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased by 8% over the second quarter of last year.

EBITDA for the quarter was $12.7 million (29.0% of revenues), a decrease of 13% compared to an EBITDA of $14.6 million (31.4% of revenues) in the second quarter of 2014. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased by 10% over the second quarter of last year.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Net profit was US$5.8 million in the second quarter of 2015 (13.3% of revenues) or fully diluted EPS of US$0.28. This is compared with a net profit of US$7.4 million (15.9% of revenues) or fully diluted EPS of US$0.35 in the second quarter of 2014.

Cash flow from operations during the quarter was $10.7 million.

As of June 30, 2015, the Company had net cash, including marketable securities, of $33.4 million or $1.59 per share. This is compared with $35.3 million or $1.68 per share as at March 31, 2015.

Dividend
For the second quarter of 2015, a dividend of $3.0 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with the exceptionally strong and record growth in our subscriber base which has accelerated over the past two quarters. While the currencies had a negative impact on our reported results in US Dollars, the underlying business remains as strong as ever, as reflected by the record growth in subscribers. Over the long term this bodes well, as the marginal cost of adding each new subscriber is minimal, which leads to overall strong operating leverage inherent to our business model. We look forward to continuing the growth trend in all our markets. ”

Conference Call Information

The Company will also be hosting a conference call later today, August 13, 2015 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
At:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 879,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of June 30, 2015

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of June 30, 2015

ITURAN LOCATION AND CONTROL LTD.

 CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2015	2014

Current assets
Cash and cash equivalents	30,988	38,418
Investment in marketable securities	2,422	2,362
Accounts receivable (net of allowance for doubtful accounts)	29,719	27,960
Other current assets	23,253	22,318
Inventories	12,163	12,164
	98,545	103,222

Long-term investments and other assets
Investments in affiliated companies	2,139	1,016
Investments in other company	81	79
Other non-current assets	1,376	2,091
Deferred income taxes	3,280	2,886
Funds in respect of employee rights upon retirement	7,340	6,642
	14,216	12,714

Property and equipment, net	37,070	31,908

Intangible assets, net	382	452

Goodwill	4,169	4,041

Total assets	154,382	152,337

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	June 30,	December 31,
(in thousands)	2015	2014

Current liabilities
Credit from banking institutions	6	-
Accounts payable	13,524	11,658
Deferred revenues	9,920	9,401
Other current liabilities	23,620	23,880
	47,070	44,939
Long-term liabilities
Liability for employee rights upon retirement	10,845	10,229
Provision for contingencies	1,285	1,373
Deferred revenues	1,005	1,063
Deferred income taxes	132	150
Other	504	-
	13,771	12,815

Stockholders’ equity	89,794	90,696
Non-controlling interests	3,747	3,887
Total equity	93,541	94,583

Total liabilities and equity	154,382	152,337

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2015	2014	2015	2014

Revenues:
Location-based services	64,093	66,295	32,145	34,115
Wireless communications products	23,921	25,795	11,669	12,515
	88,014	92,090	43,814	46,630

Cost of revenues:
Location-based services	23,146	23,227	11,845	12,142
Wireless communications products	19,269	20,281	9,732	9,650
	42,415	43,508	21,577	21,792

Gross profit	45,599	48,582	22,237	24,838
Research and development expenses	1,085	1,245	595	654
Selling and marketing expenses	4,625	4,437	2,229	2,152
General and administrative expenses	19,365	19,198	9,402	9,995
Other income, net	(14)	(54)	(2)	(19)
Operating income	20,538	23,756	10,013	12,056
Financing income (exspenses), net	208	(44)	(263)	(169)
Income before income tax	20,746	23,712	9,750	11,887
Income tax expense	(6,439)	(7,478)	(3,100)	(3,558)
Share in losses of affiliated companies, net	(844)	(201)	(537)	(201)
Net income for the period	13,463	16,033	6,113	8,128
Less: Net income attributable to non-controlling interests	(834)	(1,295)	(295)	(718)
Net income attributable to the Company	12,629	14,738	5,818	7,410

Basic and diluted earnings per share attributable to Company’s stockholders	0.60	0.70	0.28	0.35

Basic and diluted weighted average number of shares outstanding	20,968	20,968	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2015	2014	2015	2014

Cash flows from operating activities
Net income for the period	13,463	16,033	6,113	8,128
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5,383	5,268	2,710	2,575
Losses (gains) in respect of trading marketable securities	(204)	88	(115)	(17)
Exchange differences on principal of deposit and loans, net	-	(23)	-	-
Increase )decrease) in liability for employee rights upon retirement	290	935	(91)	416
Share in losses of affiliated companies, net	844	201	537	201
Deferred income taxes	(346)	(898)	(341)	(426)
Capital losses (gains) on sale of property and equipment, net	(7)	20	(2)	66
Decrease (increase) in accounts receivable	(867)	(5,198)	567	(1,003)
Decrease (increase) in other current assets	(671)	(707)	1,007	1,300
Decrease (increase) in inventories	388	2,533	(272)	(106)
Decrease(increase) in accounts payable	854	(1,121)	(12)	(702)
Increase (decrease) in deferred revenues	128	24	524	(904)
Increase (decrease) in other current liabilities	150	518	53	(1,535)
Net cash provided by operating activities	19,405	17,673	10,678	7,993
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(487)	(297)	(224)	(139)
Capital expenditures	(12,969)	(6,527)	(6,132)	(3,505)
Investment in marketable securities	-	(2,771)	-	12
Investment in affiliated companies	(1,783)	-	(513)	-
Deposit in escrow	-	5,005	-	5,005
Deposit	(239)	(156)	(79)	-
Proceeds from sale of property and equipment	687	628	188	398
Net cash used in investment activities	(14,791)	(4,118)	(6,760)	1,771
Cash flows from financing activities
Short term credit from banking institutions, net	6	(39)	6	(1,240)
Dividend paid	(11,343)	(11,459)	(6,920)	(7,843)
Dividend paid to non-controlling interests	(536)	(1,505)	-	(769)
Net cash provided by (used in) financing activities	(11,873)	(13,003)	(6,914)	(9,852)
Effect of exchange rate changes on cash and cash equivalents	(171)	(482)	1,076	503
Net increase(decrease) in cash and cash equivalents	(7,430)	70	(1,920)	415
Balance of cash and cash equivalents at beginning of period	38,418	41,697	32,908	41,352
Balance of cash and cash equivalents at end of the period	30,988	41,767	30,988	41,767

Supplementary information on investing activities not involving cash flows:

In May 2015, the Company declared a dividend in an amount of US$ 3.4 million.  The dividend was paid in July 2015.
During the six month period ended June 30, 2015, the Company purchased property and equipment in an amount of US$ 641 thousand using a directly related liability.